Organigram continues to build senior leadership team with new VP of Sales and Commercial Operations

MONCTON, New Brunswick, Oct. 02, 2017 -- Organigram Holdings Inc. (TSX-V:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce the appointment of healthcare and consumer packaged goods (CPG) veteran, Tim Emberg, as the company’s Vice President of Sales and Commercial Operations. Mr. Emberg will assume his new role effective October 2, 2017.

Mr. Emberg is an accomplished, bilingual, senior marketing and sales leader with a proven track record in healthcare, OTC and CPG organizations including Roche Canada, Jamieson Laboratories and Frito-Lay Canada. As VP of Sales and Commercial Operations, he will focus on continuing to build on key relationships within the medical cannabis market place, as well as ensuring a presence in the increasingly important market of Ontario. As the Company transitions from a strictly medical enterprise into a hybrid business including adult recreational markets, Mr. Emberg will be a key pillar in positioning Organigram as a cannabis leader in Canada. Mr. Emberg also brings his extensive knowledge of the Canadian market access and regulatory environments to the role.

“We are exceptionally pleased to welcome Tim to the Organigram team,” says Greg Engel, CEO, Organigram. “As we continue to grow, Tim’s tremendous experience and expertise, as well as his personal commitment to exceptional customer service, will help us best meet the needs of our dynamic, evolving customer base across the country.”

Mr. Emberg will be based in Ontario but will oversee Organigram’s sales team across the country. Mr. Emberg is originally from the Ottawa area and holds a Bachelor’s degree from the University of Ottawa.

"My vision as CEO has been to assemble a world-class team of professionals who are passionate about our business and our customers,” continues Mr. Engel. “Tim is an exciting addition to that team and we look forward to his contributions to our continuing leadership as a producer of cannabis in Canada.”

Additionally, Organigram is pleased to announce the appointment of Dylan Rogers as an Investor Relations Analyst. Prior to joining Organigram, Dylan worked as a Business Intelligence Analyst in the health care industry and was a frequent contributor to cannabis investor publications. Dylan holds a Bachelor in Business degree from St. Francis Xavier University and will work from Organigram’s recently opened Toronto satellite office, which provides the company with a centralized location to expand our reach and access across the investor community.

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Organigram Holdings Inc.	Organigram Holdings Inc.
Greg Engel	Giselle Doiron
Chief Executive Officer	Director of Investor Relations & Media Relations
gengel@organigram.ca	investorrelations@organigram.ca
(416) 435-8091	(506) 801-8986